EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

Marketfield Fund

A Special Meeting of Shareholders of the Marketfield Fund (the “Fund”) was held September 24, 2012 at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the Fund at the close of business on June 29, 2012.  At the Special Meeting, shareholders were asked to the approve the Agreement and Plan of Reorganization, providing for: (i) the transfer of all of the assets and liabilities of the Fund to the Mainstay Marketfield Fund (the “Acquiring Fund”) in exchange for Class I shares of the Acquiring Fund, and (ii) the distribution of the Class I shares of the Acquiring Fund pro rata by the Fund to its shareholders in complete liquidation of the Fund.

The tabulation of the shareholder votes rendered the following results:

Votes For	Votes Against	Abstained	Non-Vote
61,706,652	1,574,473	698,529	3,277,353